Exhibit 99.1

SINGAPORE (July 02, 2026) Karoooo Limited (“Karooooo”) announces date of annual general meeting.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held in accordance with the requirements of the Singapore Companies Act and by way of electronic communication on Tuesday, July 28, 2026 at 12:00 South African time (6:00am Eastern Time) for purposes of dealing with the ordinary and special business of an annual general meeting. The record date for both the distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is June 15, 2026 and the date for receipt of voting instructions by the Company is Saturday, July 25, 2026.

The Notice of the Annual General Meeting is available on the company’s website at https://karooooo.com/governance-documents/ under the heading, Annual General Meeting 2026.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its operational intelligence cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety including video and AI video, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2.7 million active subscribers in more than 20 countries.

Investor Relations Contact	IR@karooooo.com
Media Contact	media@karooooo.com